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Exhibit 99.1

Press release

Oxfordshire, UK—10 September 2003:    Bookham Technology plc (the "Company") announces that on 9 September 2003 it received notification from AMVESCAP PLC ("AMVESCAP") that following the sale of 515,000 ordinary shares in the Company on 8 September the holding of AMVESCAP and subsidiary companies on behalf of discretionary clients decreased to 28,628,497 ordinary shares, representing 13.76% of the issued share capital of the Company. None of these shares are beneficially owned by AMVESCAP.

AMVESCAP also advised the Company that the above holding includes two notifiable holdings: INVESCO Perpetual UK Growth Fund continues to hold 12,576,115 ordinary shares (6.04% of the Company's issued share capital) and INVESCO Perpetual International Equity Fund continues to hold 7,050,916 ordinary shares (3.38%). Both holdings are registered in the name of Vidacos Nominees Limited.

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  Exhibit 99.1